BENNETT H. GOLDSTEIN
Attorney at Law
1132 SW 19th Ave., No. 106
Portland, Oregon 97205
Tel. (503) 294-0940 email: bhgoldatty@aol.com Fax (503) 294-7918
October 24, 2007
Via Telecopy, Email and Regular Mail
Jessica Livingstone, Senior Attorney
U. S. Securities and Exchange Commission
Mail Stop 4561
100 “F” Street
Washington, D.C. 20549-4561
              Re: Citizens Bancorp – Proxy No. 0-23277 and 13E-3 No. 5-81499
Dear Ms. Livingstone:
     In response to your comment letter of October 15, 2007, Citizens Bancorp will file an amended Schedule 13E-3.
     In its letter of October 22, Citizens provided responses to the comments on the Proxy Statement. This letter responds to your Comments 1 and 2 concerning Schedule 13E-3.
Schedule 13E-3
Comment 1 – Analysis and Opinion Letter
     There are five key differences between Citizens Bancorp common stock and the proposed new class of Series A Preferred Stock.
     1. Rank. The Series A Preferred Stock ranks senior to common stock with respect to dividend rights. The relative rights and preferences of the Series A Preferred Stock may be subordinated to the relative rights and preferences of holders of subsequent issues of other series or classes of stock and equity securities designated by the Board of Directors.
     2. Voting Rights. Series A Preferred Stock does not have voting rights with respect to matters that may come before common stock shareholders, such as the election of directors and the amendment of articles of incorporation. Except as provided by law, holders of Series A Preferred Stock are entitled to vote only upon

Jessica Livingstone, Senior Attorney
October 24, 2007

proposals for a business combination resulting in a change of control. When voting on a proposed change in control, the holders of Series A Preferred Stock will vote together with the holders of common stock and not as a separate class.
     3. Dividend Rights. Holders of Series A Preferred Stock are entitled to a 7% preference in the distribution of dividends, when and if declared and paid by Citizens, so that holders of the Series A Preferred Stock are entitled to receive dividends in an amount not less than 107% of that paid to common shareholders prior to the receipt of dividends by the holders of common stock.
     4. Conversion Rights. Shares of Series A Preferred Stock automatically convert to shares of common stock immediately prior to a change in control, with each share of Series A Preferred Stock being convertible into one share of common stock, subject to an antidilution adjustment.
     5. Transfer Restrictions. Shares of Series A Preferred Stock are subject to restrictions on transfer which do not apply to Citizens’ common stock.
     Applicable Oregon law provides:
     “60.131 Authorized shares. (1) The articles of incorporation must prescribe the classes of shares and the number of shares of each class that the corporation is authorized to issue. If more than one class of shares is authorized, the articles of incorporation must prescribe a distinguishing designation for each class, and prior to the issuance of shares of a class, the preferences, limitations and relative rights of that class must be described in the articles of incorporation. All shares of a class must have preferences, limitations and relative rights identical to those of other shares of the same class except to the extent otherwise permitted by ORS 60.134 and 60.157.” (Emphasis supplied.)
          The Series A Preferred Stock has a distinguishing designation which differentiates it from the common stock. It also has a dividend and rank preference, limitations on voting rights, and limitations on transfer, characteristics which do not apply to the common stock. The differences are sufficient to make the Shares of Series A Preferred Stock a separate class of shares under Oregon law. For example, the Oregon courts have recognized that it is enough to distinguish two classes of corporate stock if one class has voting rights and the other does not. See Dentel et al. v. Fid. Sav. & Loan Assoc., 273 Or 31, 539 P2d 649 (1975).
          An opinion letter to this effect is attached.

Jessica Livingstone, Senior Attorney
October 24, 2007

Comment 2 – Disclosures of Advice of Southard Financial
     The Company believes it is in compliance with the requirements of Schedule 13E-3 concerning the advice received from Southard Financial. The Company is seeking guidance from the Commission concerning whether further attachments to Schedule 13E-3 are required.

Very truly yours,

/s/ Bennett H. Goldstein

BHG:jck

Cc:	Lark E. Wysham, CFO, Citizens Bancorp Southard Financial David Lyon, SEC

BENNETT H. GOLDSTEIN
Attorney at Law
1132 SW 19th Ave., No. 106
Portland, Oregon 97205
Tel. (503) 294-0940 email: bhgoldatty@aol.com Fax (503) 294-7918
October 24, 2007
Jessica Livingstone, Senior Attorney
U. S. Securities and Exchange Commission
Mail Stop 4561
100 “F” Street
Washington, D.C. 20549-4561
     Re: Citizens Bancorp – Proxy No. 0-23277 and 13E-3 No. 5-81499
Dear Ms. Livingstone:
     Citizens Bancorp (the “Company”) has asked that I furnish an opinion as to the issuance of shares (the “Shares”) of a proposed class of preferred stock. For purposes of this opinion letter, the undersigned has examined and relied upon: (i) the proposed Amended Articles of Incorporation of the Company; and (ii) the Proxy Statement on Form PRE 14A filed with the Securities and Exchange Commission on or about September 11, 2007, as amended.
     I. Analysis.
     There are five key differences between Citizens Bancorp common stock and the proposed new class of Series A Preferred Stock.
     1. Rank. The Series A Preferred Stock ranks senior to common stock with respect to dividend rights. The relative rights and preferences of the Series A Preferred Stock may be subordinated to the relative rights and preferences of holders of subsequent issues of other series or classes of stock and equity securities designated by the Board of Directors.
     2. Voting Rights. Series A Preferred Stock does not have voting rights with respect to matters that may come before common stock shareholders, such as the election of directors and the amendment of articles of incorporation. Except as provided by law, holders of Series A Preferred Stock are entitled to vote only upon

Jessica Livingstone, Senior Attorney
October 24, 2007

proposals for a business combination resulting in a change of control. When voting on a proposed change in control, the holders of Series A Preferred Stock will vote together with the holders of common stock and not as a separate class.
     3. Dividend Rights. Holders of Series A Preferred Stock are entitled to a 7% preference in the distribution of dividends, when and if declared and paid by Citizens, so that holders of the Series A Preferred Stock are entitled to receive dividends in an amount not less than 107% of that paid to common shareholders prior to the receipt of dividends by the holders of common stock.
     4. Conversion Rights. Shares of Series A Preferred Stock automatically convert to shares of common stock immediately prior to a change in control, with each share of Series A Preferred Stock being convertible into one share of common stock, subject to an antidilution adjustment.
     5. Transfer Restrictions. Shares of Series A Preferred Stock are subject to restrictions on transfer which do not apply to Citizens’ common stock.
     Applicable Oregon law provides:
     “60.131 Authorized shares. (1) The articles of incorporation must prescribe the classes of shares and the number of shares of each class that the corporation is authorized to issue. If more than one class of shares is authorized, the articles of incorporation must prescribe a distinguishing designation for each class, and prior to the issuance of shares of a class, the preferences, limitations and relative rights of that class must be described in the articles of incorporation. All shares of a class must have preferences, limitations and relative rights identical to those of other shares of the same class except to the extent otherwise permitted by ORS 60.134 and 60.157.” (Emphasis supplied.)
     The Series A Preferred Stock has a distinguishing designation which differentiates it from the common stock. It also has a dividend and rank preference, limitations on voting rights, and limitations on transfer, characteristics which do not apply to the common stock. The differences are sufficient to make the Shares of Series A Preferred Stock a separate class of shares under Oregon law. For example, the Oregon courts have recognized that it is enough to distinguish two classes of corporate stock if one class has voting rights and the other does not. See Dentel et al. v. Fid. Sav. & Loan Assoc., 273 Or 31, 539 P2d 649 (1975).

Jessica Livingstone, Senior Attorney
October 24, 2007

     II. Opinion.
     Based on the foregoing, this is to advise you that the Shares, when authorized and issued, will constitute a distinct and separate class of shares under Oregon law.
     This letter and the analysis and opinions expressed in it are solely for your information in connection with comments on the Company’s Schedule 13E-3, and should not be relied upon or furnished to any other person or entity, for any purpose, without my prior written consent.

Very truly yours,

/s/ Bennett H. Goldstein

BHG:jlk
cc:	Lark E. Wysham, CFO, Citizens Bancorp Southard Financial David Lyon, SEC